787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christina DiAngelo Fettig

Re:	FDP Series II, Inc.
Securities Act File No. 333-224370
Investment Company Act File No. 811-23342

Dear Ms. DiAngelo Fettig:

On behalf of FDP Series II, Inc. (the “Registrant”), this letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) to the undersigned by telephone on August 8, 2018, regarding Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 1 under the Investment Company Act of 1940, as amended, which was filed with the Commission on August 3, 2018, with respect to FDP BlackRock CoreAlpha Bond Fund (the “Fund”).

The Staff’s comment has been restated below in italicized text. We have discussed the Staff’s comment with representatives of the Registrant. The Registrant’s response to the Staff’s comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment 1:

In the section entitled “Fund Overview – Fees and Expenses of the Fund,” footnote 6 to the fee table references “extraordinary expenses incurred by BlackRock.” With respect to these extraordinary expenses, the Staff notes that Instruction 3(c)(ii) to Item 3 of Form N-1A states, in relevant part, the following: “If extraordinary expenses were incurred that materially affected the Fund’s ‘Other Expenses,’ disclose in a footnote to the table what ‘Other Expenses’ would have been had the extraordinary expenses been included.” Please add the required disclosure.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response 1:	The Registrant respectfully declines to add the requested disclosure as the Fund has not incurred extraordinary expenses that would materially affect the Fund’s Other Expenses.

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Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock Advisors, LLC

Dean Caruvana, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP